UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2

                                                  File No. . . . . .69-348

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                               AGL RESOURCES INC.
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

AGL Resources Inc.("AGLR") is a Georgia corporation incorporated on November 27, 1995 and has its principal executive offices at 303 Peachtree Street, Atlanta, Georgia 30308.

AGLR was incorporated primarily for the purpose of becoming the holding company for Atlanta Gas Light Company ("AGLC"), a natural gas distribution utility, and its subsidiaries.

AGLR has five wholly-owned subsidiaries, each of which are Georgia corporations:

  (a) AGLC, a regulated public utility, which distributes natural gas to customers in central, northwest, northeast and southeast Georgia. AGLC has one regulated natural gas utility subsidiary, Chattanooga Gas Company ("Chattanooga"), a Tennessee corporation, which operates a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas;

  (b) AGL Energy Services, Inc. ("AGL Energy Services"), a nonregulated gas supply services company. AGL Energy Services has one nonregulated subsidiary, Georgia Gas Company, a Georgia corporation, which has minor interests in natural gas production activities;

(c) AGL Investments, Inc. ("AGL Investments"), a nonregulated subsidiary, established to develop and manage certain nonregulated businesses. AGL Investments has seven nonregulated subsidiaries, each of which is a Georgia corporation:

         (1)  AGL Propane, Inc. (retail propane sales);
         (2) AGL Energy Wise Services, Inc. (energy management services to commercial and industrial markets);
         (3)  AGL Consumer Services, Inc. (consumer products and services);
         (4) AGL Gas Marketing, Inc. (natural gas sales, transportation, risk management and storage services);
         (5)  AGL Power Services, Inc. (power marketing and related services)
         (6)  Trustees Investments, Inc. (real estate holdings); and
         (7)  Georgia Energy Company (natural gas vehicle conversion services);

  (d) AGL Resources Service Company ("Service Company"), a nonregulated subsidiary that provides corporate support services to AGL Resources and its subsidiaries; and

  (e) The Energy Spring, Inc., a nonregulated retail energy marketing company. The Energy Spring, Inc. has one nonregulated subsidiary, TES, Inc., a Georgia corporation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          AGLR's properties consist primarily of the utility properties of AGLC. AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 231 cities and surrounding areas in the State of Georgia. As of December 31, 1997, the Company had 28,726 miles of mains, 5,952,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants located in Georgia and 269,160 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia. AGLC's wholly-owned subsidiary, Chattanooga, operates a natural gas distribution system and related facilities and local offices in 12 cities and surrounding areas in the State of Tennessee. As of December 31, 1997, Chattanooga had 1,657 miles of mains and 1,076,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Claimant                 Subsidiary                    Subsidiary
     AGL Resources Inc.    Atlanta Gas Light Company        Chattanooga Gas Co.


                None            157,321,181 Mcf.              25,546,234 Mcf.


     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

              NA                    NA                           NA

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              NA                    NA                           NA

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                             Purchased at State Line     Purchased at State Line
                             or at City Gate             or at City Gate
                             Metering Stations           Metering Stations
                             in Georgia                  in Tennessee

              NA             10,617,678 Mcf.                   None

                             Purchased outside the       Purchased outside the
                             State of Georgia            State of Tennessee

              NA             150,897,015 Mcf.              18,988,919 Mcf.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              NA                  None                             None

(b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

         None                     None                             None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         None                     None                             None

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         None                     None                             None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         None                     None                             None

                                    EXHIBIT A


     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                               AGL RESOURCES INC.


     The following financial statements of AGLR and its subsidiary companies are attached hereto as Exhibit A:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1997

         Condensed Consolidating Earnings Reinvested Statements (Unaudited) for the Twelve Months Ended December 31, 1997

         Condensed Consolidated Balance Sheets (Unaudited) as of
         December 31, 1997

                       EXHIBIT B. Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.       Caption Heading

                    1           Total Assets
                    2           Total Operating Revenues
                    3           Net Income

                                EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                  None

     The above-named claimants have caused this statement to be duly executed on its behalf by its authorized officer on this 4th day of March, 1998.


                                            AGL RESOURCES INC.
                                            (Name of Claimant)


                                            By:   /s/ J. Michael Riley
                                                      J. Michael Riley
                                                      Vice President and
                                                      Chief Financial Officer

CORPORATE SEAL


Attest: /s/ Melanie M. Platt
            Melanie M. Platt
            Vice President and
            Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


     J. Michael Riley      Vice President and Chief Financial Officer
         (Name)                            (Title)


         P.O. Box 4569, Atlanta, Georgia 30302
                    (Address)

                                                      AGL RESOURCES INC. AND SUBSIDIARIES
                                            Condensed Consolidating Income Statements (Unaudited)
                                              For the Twelve Months Ended December 31, 1997
                                                               (Millions)




                   AGL            Atlanta   Chatta-   AGL       AGL      AGL                 The     Reclassifications
                   Resources      Gas       nooga     Energy    Invest-  Resources  AGL      Energy        and
                   before         Light     Gas       Services, ments,   Service    Capital  Spring,   Eliminations   Consolidated
                   consolidation  Company   Company   Inc.      Inc.     Company    Trust    Inc.      Debit   Credit     Balances
                  ----------------------------------------------------------------------------------------------------------------

Operating Revenues     $0.0      $1,132.0    $97.2    $17.6     $29.1    $0.0       $0.0      $61.4     $27.0   $0.0      $1,310.3
Cost of Gas                         660.0     67.1     12.3      19.0                          59.3             25.2         792.5
                  ----------------------------------------------------------------------------------------------------------------

  Operating Margin      0.0         472.0     30.1      5.3      10.1                           2.1                          517.8
                  ----------------------------------------------------------------------------------------------------------------

Other
Operating Expenses      1.4         317.7     21.5      1.8      13.2    (1.8)                  1.7       0.4    1.8         354.1
                  ----------------------------------------------------------------------------------------------------------------

Operating Income       (1.4)        154.3      8.6      3.5      (3.1)    1.8                   0.4                          163.7
                  ----------------------------------------------------------------------------------------------------------------

Other Income            2.9          15.7     (0.2)     0.3       5.8    (0.1)       3.5                 15.1    0.4          13.2
                  ----------------------------------------------------------------------------------------------------------------

Income Before
Interest and Taxes      1.5         170.0      8.4      3.8       2.7     1.7        3.5        0.4                          176.9
                  ----------------------------------------------------------------------------------------------------------------

Interest Expense        3.5          52.2      1.1                                                               4.1          52.7

Dividends on
Preferred Stock         3.4           4.1      0.0                                                                             7.5
                  ----------------------------------------------------------------------------------------------------------------

Income Before
Income Taxes           (5.4)        113.7      7.3      3.8       2.7     1.7        3.5        0.4                          116.7
                  ----------------------------------------------------------------------------------------------------------------

Income Taxes           (2.7)         43.4      2.8      1.3       1.1     0.6                   0.2       5.4    8.2          43.9
                  ----------------------------------------------------------------------------------------------------------------

Net Income            ($2.7)        $70.3     $4.5     $2.5      $1.6    $1.1       $3.5       $0.2                          $72.8
                  ================================================================================================================

                                                                    Exhibit A

                                                                   Page 1 of 4

                                                      AGL RESOURCES INC. AND SUBSIDIARIES
                                       Condensed Consolidating Earnings Reinvested Statements (Unaudited)
                                                  For the Twelve Months Ended December 31, 1997
                                                                  (Millions)


                    AGL            Atlanta   Chatta-   AGL       AGL      AGL                 The     Reclassifications
                    Resources      Gas       nooga     Energy    Invest-  Resources  AGL      Energy        and
                    before         Light     Gas       Services, ments,   Service    Capital  Spring,   Eliminations   Consolidated
                    consolidation  Company   Company   Inc.      Inc.     Company    Trust    Inc.      Debit   Credit     Balances
                    ---------------------------------------------------------------------------------------------------------------

Earnings Reinvested
at Beginning
of Period            ($0.7)        $153.0    $32.0     $0.2      $0.4     $0.9       $0.0     ($0.1)    $32.0    $0.0       $153.7

Net Income            (2.7)          70.3      4.5      2.5       1.6      1.1        3.5       0.2      17.4     9.2         72.8
                    ---------------------------------------------------------------------------------------------------------------

Total                 (3.4)         223.3     36.5      2.7       2.0      2.0        3.5       0.1                          226.5
                    ---------------------------------------------------------------------------------------------------------------

Dividends

  Common Stock         0.1           60.8                                                                         0.1         60.8

  Adjustments
  to Retained
  Earnings             0.7                                                                                        0.7          0.0
                    ---------------------------------------------------------------------------------------------------------------

Total                  0.8           60.8      0.0      0.0       0.0      0.0        0.0       0.0                           60.8
                    ---------------------------------------------------------------------------------------------------------------

Earnings Reinvested
at End of Period     ($4.2)        $162.5    $36.5     $2.7      $2.0     $2.0       $3.5      $0.1     $49.4   $10.0       $165.7
                    ===============================================================================================================

                                                                Page 2 of 4

                                                      AGL RESOURCES INC. AND SUBSIDIARIES
                                               Condensed Consolidating Balance Sheets (Unaudited)
                                                            as of December 31, 1997
                                                                     (Millions)


                       AGL            Atlanta   Chatta-   AGL       AGL      AGL                 The     Reclassifications
                       Resources      Gas       nooga     Energy    Invest-  Resources  AGL      Energy        and         Consol-
                       before         Light     Gas       Services, ments,   Service    Capital  Spring,   Eliminations     idated
                       consolidation  Company   Company   Inc.      Inc.     Company    Trust    Inc.      Debit   Credit  Balances
                       ------------------------------------------------------------------------------------------------------------
Current Assets
 Cash                   ($0.2)         $9.2      $0.9     $0.2      $0.8     ($8.9)      $0.0     $8.9     $0.0     $3.0       $7.9

 Receivables-Net          3.6         196.7      19.0      2.9       5.3       1.9        3.5      7.4      6.8     21.3      225.8

 Receivables
 from Assoc.
 Companies              113.6         188.3       1.5      8.8       5.1     113.7                         20.9    451.9        0.0

 Inventories

   Natural Gas
   Stored Underground                 103.9       5.4                                                                         109.3

   Liquefied
   Natural Gas                         14.5       2.2                                                       1.0                17.7

   Materials
   and Supplies                         5.7       0.4                0.6                                                        6.7

   Other                                                             4.7                           1.6                          6.3

 Deferred
 Purchased
 Gas Adjustment                        29.3                                                                 3.8                33.1

 Other                    1.4                     0.1                0.1       0.3                                              1.9
                       ------------------------------------------------------------------------------------------------------------
   Total
   Current Assets       118.4         547.6      29.5     11.9      16.6     107.0        3.5     17.9                        408.7
                       ------------------------------------------------------------------------------------------------------------
Property, Plant
and Equipment

  Utility Plant                     1,943.3     150.2                                                                2.2    2,091.3

  Less Accumulated
  Depreciation                        612.1      49.7                                                       0.4               661.4
                       ------------------------------------------------------------------------------------------------------------

    Utility Plant-Net               1,331.2     100.5                                                                       1,429.9
                       ------------------------------------------------------------------------------------------------------------
  Nonutility Property   445.6          82.4                5.1      63.3      74.7       77.3      0.2      0.1    640.5      108.2

  Less Accumulated
  Depreciation            0.2                              1.8       5.2      23.6                 0.1                         30.9
                       ------------------------------------------------------------------------------------------------------------
    Nonutility
    Property - Net      445.4          82.4                3.3      58.1      51.1       77.3      0.1                         77.3
                       ------------------------------------------------------------------------------------------------------------
    Total Property,
    Plant and
    Equipment - Net     445.4       1,413.6     100.5      3.3      58.1      51.1       77.3      0.1                      1,507.2
                       ------------------------------------------------------------------------------------------------------------
Deferred Debits and
Other Assets

  Unrecovered
  Environmental
  Response Costs                       53.3                                                                                    53.3

  Investment in
  Joint Ventures                                                                                           37.2                37.2

  Other                   0.9          25.6       4.2                4.1       1.0                         15.6      7.6       43.8
                       ------------------------------------------------------------------------------------------------------------
    Total
    Deferred Debits       0.9          78.9       4.2      0.0       4.1       1.0                                            134.3
                       ------------------------------------------------------------------------------------------------------------
    Total              $564.7      $2,040.1    $134.2    $15.2     $78.8    $159.1      $80.8    $18.0                     $2,050.2
                       ============================================================================================================

                                                               Page 3 of 4

                                                      AGL RESOURCES INC. AND SUBSIDIARIES
                                          Condensed Consolidating Balance Sheets (Unaudited) (Continued)
                                                          as of December 31, 1997
                                                                    (Millions)



                       AGL            Atlanta   Chatta-   AGL       AGL      AGL                 The     Reclassifications
                       Resources      Gas       nooga     Energy    Invest-  Resources  AGL      Energy        and         Consol-
                       before         Light     Gas       Services, ments,   Service    Capital  Spring,   Eliminations     idated
                       consolidation  Company   Company   Inc.      Inc.     Company    Trust    Inc.      Debit   Credit  Balances
                       ------------------------------------------------------------------------------------------------------------
Current Liabilities

  Short-Term Debt        $0.0         $149.0    $10.0      $0.0      $1.5     $0.0      $0.0     $0.0      $10.0     $0.0    $150.5

  Accounts Payable        0.5           81.8     34.2                 1.6     (1.6)              10.7       30.6               96.6

  Accounts Payable to
  Assoc. Companies       18.5          225.5                8.4      26.6    113.1                6.2      404.2      5.9       0.0

  Customer Deposits                     29.7      1.9                                                                          31.6

  Interest                3.5           19.5      0.6                                                        4.4               19.2

  Other                   0.4           43.7     10.4       0.5       0.1      0.1       1.9      0.9        7.3      9.0      59.7
                       ------------------------------------------------------------------------------------------------------------
    Total
    Current
    Liabilities          22.9          549.2     57.1       8.9      29.8    111.6       1.9     17.8                         357.6
                       ------------------------------------------------------------------------------------------------------------
Accumulated Deferred
Income Taxes              0.8          188.7      4.7       0.0       4.1      8.3                          36.7     18.7     188.6
                       ------------------------------------------------------------------------------------------------------------
Long-Term Liabilities

  Accrued Pension Costs                 (1.3)                                                                         1.3       0.0

  Accrued Postretirement
  Benefits Costs                        35.4                                                                          1.5      36.9

  Accrued Environmental
  Response Costs                        37.3                                                                                   37.3

Deferred Credits                        48.8      0.8                 0.4                                    8.2     17.9      59.7
                       ------------------------------------------------------------------------------------------------------------
    Total
    Long-Term
    Liabilities                        120.2      0.8                 0.4                                                     133.9
                       ------------------------------------------------------------------------------------------------------------
Capitalization

  Long-Term Debt                       660.0     35.3                                             0.1       35.4              660.0

  Subsidiary Obligated
  Manditorily Redeemable
  Preferred Securities   77.3                                                           75.0                78.0               74.3

  Equity Investment
  from Parent                          357.2                3.6      42.5     37.2                         440.5                0.0

  Common Stock          284.0                                                            2.3               279.1    276.8     284.0

  Premium on
  Capital Stock         183.9            2.2                                                               163.6    163.6     186.1

  Earnings Reinvested    (4.2)         162.6     36.3       2.7       2.0      2.0       1.6      0.1      122.7     85.3     165.7
                       ------------------------------------------------------------------------------------------------------------
     Total
     Common
     Stock Equity       463.7          522.0     36.3       6.3      44.5     39.2       3.9      0.1                         635.8
                       ------------------------------------------------------------------------------------------------------------
     Total
     Capitalization     541.0        1,182.0     71.6       6.3      44.5     39.2      78.9      0.2                       1,370.1
                       ------------------------------------------------------------------------------------------------------------


     Total             $564.7       $2,040.1   $134.2     $15.2     $78.8   $159.1     $80.8    $18.0                      $2,050.2
                       ============================================================================================================

                                                               Page 4 of 4

[TYPE]                                             EX-27
[DESCRIPTION]                                      OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                                          OPUR3
[NAME]                                             AGL RESOURCES INC.
[MULTIPLIER]                                       1,000,000

[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-1998
[PERIOD-START]                                     JAN-01-1997
[PERIOD-END]                                       DEC-31-1997
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            2050
[TOTAL-OPERATING-REVENUES]                                1310
[NET-INCOME]                                                73